Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
Great Lakes Energy Technologies, LLC	Wisconsin
Clean Energy Solutions, LLC	Wisconsin
Orion Asset Management, LLC	Wisconsin
Orion LED Canada, Inc.	British Columbia, Canada
Stay-Lite Lighting, Inc.	Wisconsin